UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

08030689

OMB APPROVAL
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-43101

RECD S.E.C.
JUL 25 2008
803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2007 (MM/DD/YY) AND ENDING May 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF Sentry Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 2700
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leon A. Root **(415) 229-9012**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leon A. Root, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of SF Sentry Securities, Inc., as of May 31, 2008, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leon Root

Signature

President

Title

Subscribed and sworn to before me
this 22ND day of JULY 2008

Danielle V.

Notary Public

DANIELLE ALEJANDRA VIAJE
Commission # 1603026
Notary Public - California
San Francisco County
My Comm. Expires Aug 27, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found tohave existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SF SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MAY 31, 2008

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Shareholders of
SF Sentry Securities, Inc.

We have audited the accompanying statement of financial condition of SF Sentry Securities, Inc. (the "Company") as of May 31, 2008, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
July 21, 2008

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com • www.hlwcpa.com

SF Sentry Securities, Inc.
Statement of Financial Condition
May 31, 2008

Assets

Cash, including money market accounts of $66,840	$	180,905
Commissions receivable from clearing broker		503,483
Due from affiliates		33,819
Furniture and office equipment, net		107,355
Artworks		100,597
Non-marketable investment, at fair value		4,750
Deferred tax asset		4,354
Total assets	$	935,263

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	164,270
Payroll payable		69,417
Total liabilities		233,687
Stockholders' equity:		
Common stock - no par value; authorized 100,000 shares, issued and outstanding, 55,000 shares		95,000
Retained earnings		606,576
Total stockholders' equity		701,576
Total liabilities and stockholders' equity	$	935,263

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Operations
Year Ended May 31, 2008

Revenues:	
Securities commissions	$ 4,141,998
Principal transactions	(56,099)
Interest and other income	62,932
Total revenues	4,148,831
Expenses:	
Employee compensation and benefits	2,948,669
Clearance and execution fees	593,210
Office expenses	374,775
Professional fees	111,072
Taxes and licenses	74,361
Travel and seminars	42,429
Depreciation	14,375
Loss on disposal of assets	7,965
Total expenses	4,166,856
Loss before income tax	(18,025)
Income tax benefit	3,554
Net loss	$ (14,471)

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended May 31, 2008

	Common Stock					
	Shares	Amount		Retained Earnings		Total Stockholders' Equity
Balances, May 31, 2007	55,000	$ 95,000	$	621,047	$	716,047
Net loss	-	-		(14,471)		(14,471)
Balances, May 31, 2008	55,000	$ 95,000	$	606,576	$	701,576

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Cash Flows
Year Ended May 31, 2008

Cash flows from operating activities:	
Net loss	$ (14,471)
Adjustments to reconcile net loss to net cash used in operating activies:	
Depreciation	14,375
Loss on disposal of furniture and office equipment	7,965
Deferred taxes	(4,354)
Increase in commissions receivable from clearing broker	(234,210)
Decrease in other receivables	14,615
Decrease in marketable securities	63,140
Decrease in due from affiliates	148,766
Increase in accounts payable and accrued liabilities	50,516
Decrease in payroll payable	(104,735)
Total adjustments	(43,922)
Net cash used in operating activities	(58,393)
Cash flows from investing activities	
Purchase of furniture and office equipment	(16,309)
Net decrease in cash	(74,702)
Cash, beginning of year	255,607
Cash, end of year	$ 180,905
Supplemental information:	
Income taxes paid	$ 3,001

See Accompaying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Organization

SF Sentry Securities, Inc. (the Company) was incorporated on June 25, 1990 in the state of California. In November 1990, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991, the Company became a member of the Financial Industry Regulatory Authority (FINRA), formally known as the National Association of Securities Dealers (NASD). The Company commenced securities transactions in June 1991, and earns income primarily through commissions on the brokerage of securities.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains cash in money market accounts with its clearing broker which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost net of accumulated depreciation. Depreciation is computed under the straight-line method over estimated useful lives of 5 to 7 years. Accumulated depreciation at May 31, 2008 totaled $72,491.

Artworks

Artworks are recorded at cost and tested for impairment annually. Management does believe that there is impairment in the value of any artworks owned by the Company for the year ended May 31, 2008.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Commission revenue and related expenses arising from securities transactions are also recorded on a trade-date basis.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

1. Summary of Business and Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Related Party Transactions

The 95% shareholder of the Company, R. Dirickson, owns 50% of San Francisco Sentry Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company were also employees of San Francisco Sentry Investment Group, Inc.

The 95% shareholder of the Company is also the 96.5% shareholder of Storie Advisors, LLC, a registered investment advisor and a 60% shareholder of Cypress Advisors, LLC, a registered investment advisor. The 95% shareholder is also a 92.55% owner and member of SF Sentry, LLC and a 95% owner of SF Special, LLC.

The Company has an expense sharing agreement with affiliates under which it pays expenses on behalf of these affiliates. Periodically, the affiliates reimburse and/or prepay the Company for direct and allocated expenses. As of May 31, 2008, the Company had balances due from the following affiliated companies.

Cypress Advisors, LLC	$ 27,435
SF Sentry Investment Group, Inc.	2,977
SF Sentry, LLC	2,542
SF Special, LLC	840
Storie Advisors, LLC	25
Total due from affiliates as of May 31, 2008	$ 33,819

If an affiliated company is unable to repay the Company for its share of allocated expenses within 90 days of incurrence due to lack of cash flow or earnings, the Company may elect to forego repayment of allocated expenses. During the year ended May 31, 2008, the Company forgave $82,000 of the allocated expenses of San Francisco Sentry Investment Group, Inc.

During the year ended May 31, 2008, the Company earned approximately $3,910,000 in securities commissions from accounts managed by the affiliated registered investment advisors.

3. Pension Plan

In December 1997, an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2008.

4. Lease Obligations

The Company currently leases office space along with two affiliated companies which is accounted for as an operating lease. This lease commenced on November 1, 1998. In November 2007 this lease was amended to provide for basic monthly rent of $54,772 after a month and a half rent holiday period plus 3.4017% of designated common building operating expenses. The amended lease term expires on October 31, 2012. While the Company is a signatory on the lease, only 40% of the total lease costs is allocated to the Company with the remainder allocated to the affiliated companies.

The Company's share of future minimum lease payments under operating leases is as follows:

Year	Amount
May 31, 2009	$ 262,906
May 31, 2010	262,906
May 31, 2011	262,906
May 31, 2012	262,906
May 31, 2013	109,544
Total	$ 1,161,168

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2008, the Company had net capital of $449,373 which was $349,373 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.52 to 1.

6. Income Taxes

The deferred tax asset relates primarily to the recognition of rent expense from the rent holiday period for financial statement purposes versus recognition for tax purposes. The deferred tax asset at May 31, 2008 totaled $4,354.

The components of income tax benefit (expense) for the year ended May 31, 2008 are as follows:

Current	
State	$ (800)
Deferred	
Federal	4,354
Income tax benefit	$ 3,554

For California state income tax purposes, as of May 31, 2008 the Company had a net operating loss carryforward totaling $820,671 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2015 through 2018.

The Company has not accrued the future benefit of the net operating loss carryforwards and has not recorded a deferred income tax asset since the earning of future net income is not certain.

7. New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has also issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 establishes new guidance on recognition and measurement of certain tax positions in the Company's financial statements. FIN 48 was to be effective for the Company beginning on June 1, 2007. However, the FASB has delayed the effective date of FIN 48 for all non-public entities to fiscal years beginning after December 15, 2007. Management believes that adoption of FIN 48 will not impact the Company's equity or results of operations.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA
as of May 31, 2008

Firm Name: S F SENTRY SECURITIES, INC. Firm ID: 27432

	Description		Amount
1	Total ownership equity		$ 701,576
2	Deduct ownership equity not allowable for net capital		
3	Total ownership equity qualified for net capital		
4	Add:		
	A Allowable subordinated liabilities		
	B Other deductions or credits		
5	Total capital and allowable subordinate loans		701,576
6	Deductions and/or charges		
	A Total non allowable assets	$250,875*	
	D Other deductions and/or charges		
	Total deductions and/or charges		(250,875)
7	Other additions and/or allowable credits		
8	Net capital before haircuts		450,701
9	Haircuts on securities:		
	A Contractual commitments		
	B Subordinated debt		
	C Trading and investment securities		
	1 Exempted securities		
	2 Debt securities		
	3 Options		
	4 Other securities (money market accounts)	$ 1,328	
	D Undue concentration		
	E Other		
			(1,328)
10	Net Capital		$ 449,373

*6A. Non allowable assets**

Due from affiliates	$ 33,819
Furniture and office equipment, net	107,355
Artworks	100,597
Non-marketable investment, at fair value	4,750
Deferred tax asset	4,354
	$ 250,875

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

as of May 31, 2008

Firm Name: S F SENTRY SECRUITIES, INC. Firm ID: 27432

Description		Amount
11 Minimum net capital requirement: (based on Aggregate Indebtedness)	$	15,579
12 Minimum dollar net capital requirement		100,000
13 Net capital required (greater of line 11 or 12)		100,000
14 Excess net capital (line 10 less line 13)		349,373
15 Excess net capital @ 1000% (line 10 less 10% of line 19)	$	426,004

Computation of Aggregate Indebtedness

16 Total AI liability from balance sheet	$	233,687
17 Add:		
A Drafts for immediate credit		
B Market value of securities borrowed where no equivalent value is paid or credited		
C Other unrecorded amounts		
19 Total Aggregate Indebtedness	$	233,687
20 Percentage of aggregate indebtedness to net capital		52%
21 Percentage of aggregate indebtedness to net capital after anticipated withdrawals		52%

SF Sentry Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
May 31, 2008

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SF Sentry Securities, Inc.
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
May 31, 2008

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

SF Sentry Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
For The Year Ended May 31, 2008

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 449,373	$ 233,687	52 %
Computation per Schedule I	449,373	233,687	52 %
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

To the Shareholders of
SF Sentry Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SF Sentry Securities, Inc. (the "Company"), as of and for the year ended May 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and the use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
July 21, 2008

END